中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~
SINGAPORE
From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/SL/ac **Exemption No. 33-91910**

26 December 2002

03003339

03 JAN 16 AM 7:34

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Date	Description of Announcement
18 November 2002	Change of Associate Company Name
28 November 2002	Notice of Substantial Shareholder's Interests
4 December 2002	Notice of Extraordinary General Meeting
20 December 2002	Resolution passed at Extraordinary General Meeting
20 December 2002	Change of Directors and Alternate Directors, Change of Audit Committee Members, Appointments to Nominating Committee and Remuneration Committee

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 1/29

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63369006, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

CHANGE OF ASSOCIATE COMPANY NAME

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wish to inform that their associate company, Nantong Ocean Ship Engineering Co., Ltd in which the Company has a 50% interest, had on 22 August 2002 changed its name to Cosco (Nantong) Shipyard Co., Ltd.

Submitted by Mr Ji Hai Sheng, President on 18/11/2002 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Cosco Industrial Investments Limited
Date of notice to company:	27/11/2002
Date of change of interest:	01/02/2002
Name of registered holder:	The Central Depository (Pte) Limited
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Issued pursuant to the Acquisition Agreement No. 1 dated 29 October 2001

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	65,900,059
% of issued share capital:	10.55
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.20
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	65,900,059
% of issued share capital:	10.55

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	65,900,059
% of issued share capital:	0	10.55
Total shares:	0	65,900,059

The percentage of issued share capital is based on an issued capital of 624,727,309 ordinary shares of S$0.20 each as at 28 November 2002.

Submitted by Mr Ji Hai Sheng, President on 28/11/2002 to the SGX

28/11/02

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN an EXTRAORDINARY GENERAL MEETING of the Company will be held at its registered office, 9 Temasek Boulevard #07-00 Suntec City Tower 2 Singapore 038989 on Friday, 20 December 2002 at 2.30 p.m. for the purpose of considering and, if thought fit, passing the following resolution with or without modifications, which will be proposed as an Ordinary Resolution:-

ORDINARY RESOLUTION:

Proposed Divestment of the entire issued and paid-up share capital in Calzona Pte Ltd And Johnston Investments Pte Ltd

(a)	That approval be and is hereby given for the Company to sell the entire issued and paid up share capital of Calzona Pte Ltd and Johnston Investments Pte Ltd to Cosco Holdings (Singapore) Pte Ltd (the " Purchaser") for an aggregate sale consideration of S$5,818,176.95 and upon the terms and conditions under the Divestment Agreement dated 29 October 2002 entered into between the Purchaser and the Company, details of which are set out in the Circular to Shareholders dated 5 December 2002; and
(b)	That the Directors of the Company and each of them be and are hereby authorized to complete and to do all such acts and things in connection to the Proposed Divestment (including executing all such documents as may be required under or pursuant to or in connection with the Proposed Divestment) as they or he may deem fit, desirable or expedient to give effect to this resolution.

BY ORDER OF THE BOARD

Lawrence Kwan
Company Secretary
Singapore
5 December 2002

Notes:-

1.	A Shareholder entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company.

2.	Where a Shareholder appoints two proxies, the Company may treat the appointments as invalid unless the Shareholder specifies the proportion of his Shareholding (expressed as a percentage of the whole) to be represented by each proxy.
3.	The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 9 Temasek Boulevard #07-00 Suntec City Tower 2 Singapore 038989 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
4.	The instrument appointing a proxy or proxies must be under the hand of the appointer or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

Submitted by Mr Gu Qi Chang, Director on 04/12/2002 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Resolution Passed At Extraordinary General Meeting

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to announce pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that the ordinary resolution to approve the divestment of the entire issued and paid-up share capital in Calzona Pte Ltd and Johnston Investments Pte Ltd to Cosco Holdings (Singapore) Pte Ltd was passed by the shareholders of the Company at the Extraordinary General Meeting held on 20 December 2002.

Submitted by Mr Ji Hai Sheng, President on 20/12/2002 to the SGX

20/12/02

COSCO INVESTMENT (SINGAPORE) LIMITED

03 JAN 16

Announcement of Change of Directors and Alternate Directors, Change of Audit Committee Members, Appointments to Nominating Committee and Remuneration Committee

I Change of Directors and Alternate Directors

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wish to announce the following appointments and resignations of Directors and the termination, revocation and appointment of Alternate Directors with effect from 20 December 2002:-

(a) the resignation of Mr Lu Zhi Ming, Mr Gu Qi Chang, Mr Liang Yan Feng and Mr Feng Jin Hua as Directors of the Company;

(b) the appointment of Mr Li Jian Hong as a Director of the Company;

(c) the termination of Mr Li Jian Hong as alternate director to Mr Wei Jia Fu;

(d) the revocation of Mr Ji Ju Sheng as the alternate director of Mr Feng Jin Hua;

(e) the revocation of Mr Ye Bin Lin as alternate director to Mr Lu Zhi Ming;

(f) the appointment of Mr Gu Qi Chang as alternate director to Mr Wei Jia Fu;

(g) the appointment of Mr Ye Bin Lin as alternate director to Ms Sun Yue Ying;

(h) the appointment of Mr Li Jian Xiong as alternate director to Mr Li Jian Hong.

The details and declarations of the new Directors and Alternate Directors required under Rule 704(7) are disclosed in the "Announcement of Appointment" Form.

II Resignation of Audit Committee Member

The Board of Directors of Cosco Investment (Singapore) Limited wish to announce that as a result of the resignation of Mr Lu Zhi Ming as a Director of the Company on 20 December 2002, Mr Lu will relinguish his appointment as a member of the Audit Committee with effect from the same date.

III Appointment of Independent Director and Audit Committee Member

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") are pleased to announce that Mr Er Kwong Wah was appointed a Director of the Company and a member of the Audit Committee with effect from 20 December 2002. Mr Er Kwong Wah is considered by the Board of Directors to be independent.

The details and declaration of Mr Er Kwong Wah required under Rule 704(7) are disclosed in the "Announcement of Appointment Form".

The members of the Audit Committee shall consist of the following:-

Mr Tom Yee Lat Shing (Chairman) - Independent
Dr Wang Kai Yuen - Independent
Mr Er Kwong Wah - Independent
Ms Sun Yue Ying

IV Appointment of Nominating Committee and Remuneration Committee Members

The Board of Directors are also pleased to announce the following appointments with effect from 20 December 2002 : -

(a) Nominating Committee

The Members of the Nominating Committee shall consist of the following:-

Dr Wang Kai Yuen (Chairman) - Independent
Mr Tom Yee Lat Shing - Independent
Mr Er Kwong Wah - Independent
Mr Ji Hai Sheng - Executive Director

(b) Remuneration Committee

The Members of the Remuneration Committee shall consist of the following:-

Mr Er Kwong Wah (Chairman) - Independent
Dr Wang Kai Yuen - Independent
Mr Tom Lee Lat Shing - Independent
Mr Ji Hai Sheng - Executive Director

COSCO INVESTMENT (SINGAPORE) LIMITED

Announcement of Appointment of Mr Gu Qi Chang as Alternate Director

Date of appointment:	20 December 2002
Name:	Gu Qi Chang
Age:	54
Country of principal residence:	People's Republic of China
Whether appointment is executive, and if so, the area of responsibility:	Non-executive:- Alternate Director to Mr Wei Jia Fu
Working experience and occupation(s) during the past 10 years:	General Manager of Managerial and Administration Division of Chinese-Polish Joint Stock Shipping Company (from 1991 to 1994)
Shipping	Managing Director of Xiamen Ocean Company (from 1994 to 1997)
	Vice President of Cosco Holdings (Singapore) Pte Ltd (from 1998 to present)

Other directorships

Past (for the last five years)

None

Present

Costar Shipping Pte Ltd (1 April 1998 - present)
Harington Property Pte Ltd (9 April 1998 - present)
Cosco (Singapore) Pte Ltd (21 April 1998 - present)
Cosco Marine Engineering (Singapore) Pte Ltd (21 April 1998 - present)

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you?**

No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**

No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer?**

No

2. **Are there any unsatisfied judgements outstanding against you?**

No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding?**

No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws,**

rules or regulations?

No

5. **Have you received judgement against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty?**
Are you the subject of any such pending civil proceeding?

No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**

No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**

No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity?**

No

9. **Have you, to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**

No

COSCO INVESTMENT (SINGAPORE) LIMITED

Announcement of Appointment of Mr Li Jian Hong as Director

Date of appointment:	20 December 2002
Name:	Li Jian Hong
Age:	46
Country of principal residence:	People's Republic of China
Whether appointment is executive, and if so, the area of responsibility:	Non-executive Director
Working experience and occupation(s) during the past 10 years:	Deputy Managing Director of Nantong Ocean Shipping Company (from 1991 to 1993)
	Managing Diretor of Nantong Ocean
Steer Company	
	(from 1993 to 1994)
	Managing Director of Cosco Industry Company (from 1994 to 1995)
	Assistant President of China Ocean
Shipping (Group) Company	
	(from 1995 to 1997)
	General Economist of China Ocean
Shipping (Group) Company	
	(from 1997 till now)

Other directorships
Past (for the last five years)

None

Present

None

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you?**

No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**

No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer?**

No

2. **Are there any unsatisfied judgements outstanding against you?**

No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding?**

   No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations?**

   No

5. **Have you received judgement against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty?**
   Are you the subject of any such pending civil proceeding?

   No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**

   No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**

   No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity?**

   No

9. **Have you, to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**

   No

COSCO INVESTMENT (SINGAPORE) LIMITED

Announcement of Appointment of Mr Ye Bin Lin as Alternate Director

Date of appointment:	20 December 2002
Name:	Ye Bin Lin
Age:	36
Country of principal residence:	People's Republic of China
Whether appointment is executive, and if so, the area of responsibility:	Non-executive:- Alternate Director to Ms Sun Yue Ying
Working experience and occupation(s) during the past 10 years:	Section Manager of Container Dept, COSCO Guangzhou (February 1990 - December 1993) Section Manager of Financial Division of COSCO Container Lines, Beijing (December 1993 - May 1998) General Financial Manager of COSCO Germany Shipping Agencies GMBH (May 1998 - July 2001) Finance Director of Cosco Investment (Singapore) Limited (September 2001 - present)

Other directorships

Past (for the last five years)

None

Present

Calzona Pte Ltd (3 September 2001 - present)
Johnston Investments Pte Ltd (3 September 2001 - present)
Marlene International Ltd (3 September 2001 - present)
Revo Technologies Ltd (3 September 2001 - present)
Cosco (Singapore) Pte Ltd (4 June 2002 - present)

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you?**

No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**

No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer?**

No

2. **Are there any unsatisfied judgements outstanding against you?**

No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding?**

No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws,**

rules or regulations?

No

5. **Have you received judgement against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty?**
Are you the subject of any such pending civil proceeding?

No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**

No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**

No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity?**

No

9. **Have you, to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**

No

COSCO INVESTMENT (SINGAPORE) LIMITED

Announcement of Appointment of Alternate Director

Date of appointment:	20 December 2002
Name:	Li Jian Xiong
Age:	46
Country of principal residence:	People's Republic of China
Whether appointment is executive, and if so, the area of responsibility:	Non-executive:- Alternate Director to Mr Li Jian Hong
Working experience and occupation(s) during the past 10 years:	Deputy Manager of Container Transportation, Guangzhou Ocean Shipping Company (Cosco) (from January 1990 - May 1994)

Commercial Manager of Cosco - HIT Terminals

(HK) Ltd

(from May 1994 - December 1995)

Deputy Managing Director of Crestway Terminal Holdings Ltd and Yuhan Investment Co. Ltd (from January 1996 - May 1997)

Managing Director of
Cosco Container Services Ltd
(from June 1997 - March 2001)

Deputy General Manager of Cosco Pacific Ltd
(Listed Company in Hong Kong)
(from June 1997 - March 2001)

Deputy Managing Director of
Cosco Pacific (China)
Investment Co. Ltd
(from June 1997 - March 2001)

Director of Zhangjiagang Win Hanverky,
Container Terminals Co. Ltd,
Shanghai CIMC Reefer Containers Co., Ltd,
Shanghai Kansai Paint & Chemical Co., Ltd,
Tian Jin Kansai Paint & Chemical Co., Ltd and
Tian Jin CIMC North Ocean Container Co., Ltd
Qingdao Cosport International
Container Terminals Co., Ltd
Shanghai Container Terminals Ltd
Yantian International Container Terminals Ltd
Hong Kong Tuen Men River Trade
Terminal Co., Ltd and Shekou

Container Terminal Ltd
(from June 1997 - March 2001)

Vice President of
Cosco Investment (Singapore) Limited
(from April 2001 to present)

<u>Other directorships</u>
Past (for the last five years)

None

Present

<u>Directors</u>

Costar Shipping Pte Ltd (4 June 2002 - present)
Cosco (Singapore) Pte Ltd (4 June 2002 - present)

<u>Alternate Director to Mr Ji Hai Sheng</u>

Harington Property Pte Ltd (3 May 2002 - present)
Cosland (SR) Development Pte Ltd (3 May 2002 - present)

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

<u>Declaration by a Director, Executive Officer or Controlling Shareholder as Required</u> (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you?**

No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**

No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any**

jurisdiction filed against it while you were such a director or executive officer?

No

2. **Are there any unsatisfied judgements outstanding against you?**

No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding?**

No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations?**

No

5. **Have you received judgement against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty?**
Are you the subject of any such pending civil proceeding?

No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**

No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**

No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity?**

No

9. **Have you, to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company**

partnership occurring or arising during the period when you were so concerned with the company or partnership?

No

COSCO INVESTMENT (SINGAPORE) LIMITED

Announcement of Appointment of Mr Er Kwong Wah as Director

Date of appointment:	20 December 2002
Name:	Er Kwong Wah
Age:	56
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-executive Director
Working experience and occupation(s) during the past 10 years:	Permanent Secretary, Ministry of Eduction (2.1.88 to 31.5.94) Permanent Secretary, Ministry of Community Development (1.6.94 to 31.12.97) Executive Chairman, Sembawang Marine & Logistics Ltd (1.1.98 to 15.8.98) Executive Director, Sembawang Corporation Ltd (1.1.98 to 5.10.98) Chairman and Chief Executive Officer, Cathay ACEL Pte Ltd (6.10.98 to present) Consultant, Far East Organisation Centre Pte Ltd (14.8.00 to 31.12.00) Executive Director, ITM Capital Pte Ltd (1.3.01 to present) Executive Director, East Asia School of Business Pte Ltd (1.3.01 to present)

Other directorships
Past (for the last five years)

Sembawang Corporation Ltd

Chairman of:-

Sembawang Marine and Logistics Ltd (22.10.90 to 15.8.98)

Director of:-

Wah Kwong Shipping Holdings Limited (29.6.98 to 21.1.99)
SembCorp Logistics Ltd (16.8.98 to 31.5.01)
Sembawang Shipyard Pte Ltd (5.11.97 to 15.4.02)
Jurong Engineering Ltd (23.12.98 to 23.8.02)

Present

SembCorp Marine Ltd (21.10.97 till present)
The Thai Prime Fund Limited (11.10.01 till present)
Sun Cruises Holdings Pte Ltd (9.10.97 till present)
Cathay ACEL Pte Ltd (26.9.98 till present)
Centre for Cleaning Technology Pte Ltd (20.4.00 till present)
United World College of South East Asia (8.2.01 till present)
ASKnLearn.Com Pte Ltd (14.2.01 till present)
Unidux Electronics Limited (27.3.01 till present)
East Asia School of Business Pte Ltd (30.4.01 till present)

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you?**

No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**

No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer?**

No

2. **Are there any unsatisfied judgements outstanding against you?**

No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding?**

No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations?**

No

5. **Have you received judgement against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty?**
Are you the subject of any such pending civil proceeding?

No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**

No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**

No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity?**

No

9. **Have you, to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**

No

Submitted by Mr Ji Hai Sheng, President on 20/12/2002 to the SGX

20/12/02